SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 25, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	2981M	January 22, 2008

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Subject News Alert: Elementis PLC - Director/PDMR Shareholding

This Email Alert service is brought to you by Elementis

RNS Number:2981M
Elementis PLC
22 January 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

ELEMENTIS PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) A TRANSACTION NOTIFIED IN ACCORDANCE WITH DR3.1.4R(1)(a) and (b)

3. Name of person discharging managerial responsibilities/director

DAVID DUTRO

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

SEE 5 BELOW

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE NOTIFICATION RELATES TO THE PERSON REFERRED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

5P ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

DAVID DUTRO

8 State the nature of the transaction

EXERCISE OF A SAVINGS-RELATED SHARE OPTION AND RETENTION OF SHARES ACQUIRED

9. Number of shares, debentures or financial instruments relating to shares acquired

10,767

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.002 %

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

10,767 SHARES AQUIRED AT AN EXERCISE PRICE OF 46.54P

14. Date and place of transaction

17 APRIL 2007, LONDON

15. Total holding following notification and total percentage holding following
notification (any treasury shares should not be taken into account when calculating percentage)

10,767 (0.002%)

16. Date issuer informed of transaction

21 JANUARY 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved (class and number)

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of shares or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

WAI WONG, 020 7408 9303

Name and signature of duly authorised officer of issuer responsible for making notification

WAI WONG - COMPANY SECRETARY

Date of notification

22 JANUARY 2008

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